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SEC FILE NUMBER
8-70773

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Seminario Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

95 Merrick Way, Suite 516
(No. and Street)

Coral Gables	Florida	33134
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Emily Abbruzzese	516-858-4766	eabbruzzese@seminariosecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HLB Gravier, LLP
(Name – if individual, state last, first, and middle name)

4000 Ponce de Leon Blvd. Suite 610	Coral Gables	FL	33146
(Address)	(City)	(State)	(Zip Code)

09/01/2009	3676
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marlo Dieguez _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Seminario Securities, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Seminario Securities, LLC

Financial Statements and Supplemental Schedules
As of and for the year ended December 31, 2025
and
Report of Independent Registered Public
Accounting Firm

Seminario Securities, LLC
Table of Contents
December 31, 2025



HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Member
of Seminario Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Seminario Securities, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Seminario Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Seminario Securities, LLC's management. Our responsibility is to express an opinion on Seminario Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Seminario Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I of the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Seminario Securities, LLC's financial statements. The supplemental information is the responsibility of Seminario Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

4000 Ponce de Leon Blvd., Suite 610, Coral Gables, FL 33146 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com
HLB Gravier, LLP is a member of HLB International. A world-wide organization of accounting firms and business advisers.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I of the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

HLB Gravier, LLP

HLB Gravier, LLP

We have served as Seminario Securities, LLC's auditor since 2024.
Coral Gables, Florida
March 6, 2026

Seminario Securities, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	677,637
Receivables from clearing broker		9,452
Deposit at clearing broker, restricted cash		500,000
Securities owned, at fair value		2,141,625
Right-of-use lease assets, net		165,096
Property and equipment, net		12,124
Prepaids and other assets		117,280
Total assets	$	3,623,214

Liabilities and Member's Equity

Liabilities

Lease liabilities	$	181,058
Bonus payable		125,612
Accrued expenses and other liabilities		150,349
Total liabilities		457,019
Commitments and Contingencies		
Member's Equity		3,166,195
Total liabilities and member's equity	$	3,623,214

Seminario Securities, LLC
Statement of Operations
For the Year Ended December 31, 2025

Revenues	
Riskless principal transactions	1,184,359
Commissions	1,015,172
Interest income	156,340
Other	92,730
Total revenues	2,448,601
Expenses	
Compensation and related expenses	939,498
Clearing charges	611,740
Occupancy	68,075
Depreciation and amortization	2,172
Professional fees	168,631
Other general and administrative	226,299
Total expenses	2,016,415
Net income	$ 432,186

Seminario Securities, LLC
Statement of Member's Equity
For the Year Ended December 31, 2025

	Member's Equity
Balance - January 1, 2025	$ 797,656
Contributions from member	1,966,353
Distributions to member	(30,000)
Net income	432,186
Balance - December 31, 2025	$ 3,166,195

Seminario Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities

Net income	$	432,186
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation expense		2,172
Changes in operating assets and liabilities:		
Receivables from clearing broker-dealer		119,900
Securities owned, at fair value		(2,141,625)
Deposit with clearing broker		2,999
Prepaid expenses and other assets		(82,967)
Bonus payable		30,612
Account payable and accrued expenses		114,866
Lease operating assets and liabilities		(1,592)
Total adjustments		(1,955,635)
Net cash used in operating activities		(1,523,449)
Cash flows from financing activities		
Contributions from member		1,966,353
Distributions to member		(30,000)
Net cash provided by financing activities		1,936,353
Net increase in cash		412,904
Cash and cash equivalents, beginning of Year		264,733
Cash and cash equivalents, end of Year	$	677,637

See accompanying notes to the financial statements.

1.   Description of Business and Organization

Seminario Securities, LLC (the Company), is a member of the Financial Industry Regulatory Authority (FINRA) and is a registered broker dealer. The Company provides comprehensive brokerage services to retail and institutional clientele located internationally, mainly in Peru, as well as in the U.S. The Company is also authorized to engage in proprietary trading and chaperoning activities. The Company was granted approval by FINRA on April 3, 2024 and began operations in December 2024.

Seminario Securities is a limited liability company duly organized under the laws of the State of Florida and wholly owned by Seminario Securities Holdings, Inc., a Florida corporation ("Seminario Holdings" or the "Parent"). The Parent is mainly owned by a British Virgin Islands holding company and is under common ownership with Seminario y Cia SAB S.A., Peru's oldest broker-dealer, incorporated in 1986.

2.   Significant accounting policies

Basis of Presentation and Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss relating to these deposits.

Restricted Cash
Restricted cash is subject to legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specific purpose and restrictions that limit the purpose for which the funds can be used. The Company considers the cash held on deposit by its clearing broker to be restricted cash.

Receivables
The Company's receivables from its clearing broker includes amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

The Company follows Accounting Standards Codification ("ASC") Topic 326: Financial Instruments – Credit Losses. The guidance requires use of the current expected credit loss model that is based on expected losses (net of expected recoveries), rather than incurred losses, to determine the Company's allowance for credit losses. As such, the Company determined that no allowance was deemed necessary as of December 31, 2025.

Property and Equipment
Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures   7 years

Leases

Under ASC 842 – *Leases,* the Company records a right-of-use asset and related lease liability on the statement of financial condition. Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate to determine the Company's effective cost of capital (see Note 7).

Income Taxes

The Company is a disregarded entity for federal income tax purposes. Instead, its taxable income or loss is reflected on the Parent's income tax return and therefore, there is no provision for income taxes included in the accompanying financial statements, as the Parent does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1- Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2- Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3- Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. U.S. treasuries and Money Market funds are valued based on quoted market prices and trade in active markets. U.S. Treasuries and Money Market funds are classified within level 1.

Revenue Recognition
The Company recognizes revenue in accordance with ASC-606 *Revenue from Contracts with Customers*. All revenues are recorded in accordance with ASC-606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation in the contract has been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, (v) the Company has satisfied the applicable performance obligation over time.

Commissions and riskless principal transactions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission, when the Company acts as an Agent, or sales credit creating a trading gain, when the Company acts as a Principal, on riskless principal transactions. Commissions, sales credits, and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Administrative fees
The Company earns revenue from the administration and maintenance of client accounts. These fees are charged quarterly on a fixed-fee basis and recognized when earned. These fees are included in Other revenue in the statement of operations.

Interest Income
The Company derives revenue from its participation in a Money Market sweep program under which free-credit balances are invested overnight in qualifying money market funds. The Company earns interest income based on the value of the assets invested through the program.

Concentrations of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of the each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing brokers extend credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sales of

securities no yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary. Approximately, 73% of the Company's customer activities originate out of Peru.

Commitments and Contingencies
Liabilities for loss contingencies, arising from claims, assessments, litigations, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Reportable Segment
The Company follows Accounting Standards Update ("ASU") ASU 2023-07: Improvements to Reportable Segment Disclosures, which requires certain disclosures related to reportable segments. The Company has a single reportable segment based on the nature of its services and the regulatory environment in which it operates. The nature of the business and the accounting policies of the segment are the same as described throughout Notes 1 and 2. The Company's Chief Operating Decision Maker ("CODM") is its Chief Executive Officer. The CODM assesses the segment's performance and allocates resources based on net income and total assets which are the same amounts in all material respects as those reported on the Statement of Operations and Statement of Financial Condition.

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6.667% of aggregate indebtedness, as defined. At December 31, 2025, the Company had net capital of $3,016,968, which was $2,766,968 in excess of the minimum amount required.

Rule 15c3-3 under the Securities and Exchange Act of 1934 ("SEC Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(i) and k(2)(ii).

4. **Clearing Agreement**

The Company has a clearing agreement with Pershing LLC (Pershing). Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The agreement states that the Company will assume customer obligations if a customer of the Company defaults. Also, under the terms of the Agreement, the Company is required to maintain a minimum deposit of $500,000 with Pershing at all times. This amount is held in cash in the brokerage account.

5. **Securities Owned**

The following table sets forth the Company's securities owned recorded at fair value as of December 31, 2025:

	2025
US Treasuries	$ 1,533,976
Money Market Funds	607,649
	$ 2,141,625

The following table presents the classification in the fair value hierarchy of securities that are measured at fair value on a recurring basis.

		Fair value measurement at reporting date using		
	12/31/2025	Quoted prices in active markets for identical assets **(Level 1)**	Significant other observable inputs **(Level 2)**	Significant unobervable inputs **(Level 3)**
US Treasuries	$ 1,533,976	$ 1,533,976	$ -	$ -
Money Market Funds	607,649	607,649	-	-
	$ 2,141,625	$ 2,141,625	$ -	$ -

6. **Property and Equipment**

Property and Equipment at December 31, 2025 consisted of the following:

Furniture and equipment	$ 15,201
	15,201
Less: accumulated depreciation and amortization	3,077
Net property and equipment	$ 12,124

Depreciation and amortization expense totaled $2,172 for the year ended December 31, 2025.

7. **Lease Commitments**

ASC 842, Leases ("ASC 842") requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the statement of financial condition using the right-of-use ("ROU") asset approach. The average discount rate used to calculate the present value of future

minimum lease payments was 9.50%. As of December 31, 2025 the ROU asset was $165,096 and the lease liability was $181,058.

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in 2028. The Company has a security deposit held by the landlord in the amount of approximately $13,000. This amount is included in other assets in the accompanying statement of financial condition.

The approximate minimum annual lease payments required under the Company's operating lease liability together with there present value as of December 31, 2025 are as follows:

Years ending December 31,	
2026	67,606
2027	69,637
2028	59,565
Total payments due under operating lease obligations	$ 196,808
Less discount to present value	(15,750)
Total operating lease liabilities	$ 181,058

The weighted average remaining lease term for the operating lease is approximately 2.8 years. The weighted average discount rate as of December 31, 2025 was 9.5%

The total operating lease cost was approximately $68,075 for the year ended December 31, 2025.

8. **Related party transactions**

During 2025, the Company entered into an Operations and Administrative Services Agreement with an affiliated entity. Under this agreement, the affiliate is paid a monthly fee to perform certain administrative and operational tasks as defined in the agreement. For the year ended December 31, 2025, expenses related to this services agreement were $40,000.

9. **Contingencies**

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect in the Company's financial position, results of operations, or cash flows.

10. **Subsequent Events**

The Company evaluates subsequent events that have occurred subsequent to December 31, 2025 and through March 6, 2026 the date of issuance of the report, and has determined that no additional items require disclosure in the financial statements.

Supplemental Schedules

Seminario Securities, LLC
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2025   **Schedule I**

Total Ownership Equity Qualified for Net Capital	$	3,166,195
Deductions and/or charges for non-allowable assets:		
Prepaid expenses and other assets		129,404
Tentative Net Capital		3,036,791
Other deductions:		
Haircuts		19,823
Net Capital	$	3,016,968
Computation of Basic Net Capital Requirement:		
Minimum dollar net capital requirement	$	250,000
6.667% of Aggregate indebtedness	$	19,462
Minimum net capital required (greater of $250,000 or 6.67% of aggregate indebtedness)	$	250,000
Excess Net Capital	$	2,766,968
Computation of Aggregate Indebtedness		
Accrued expenses and other liabilities		291,923
Total aggregate indebtedness	$	291,923
Ratio of aggregate indebtedness to net capital		0.097

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II filed on March 6, 2026.

Seminario Securities, LLC
Statement of Exemption from the Computation for the Determination of Reserve Requirements and Information Relating to the Possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025   **Schedule II and Schedule III**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph k(2)(i) and k(2)(ii) of the rule. The Company clears all transactions through Pershing LLC on a fully disclosed basis.

The Company is exempt from the provisions of Rule 153-3 under the Securities Exchange Act of 1934 pursuant to paragraph k(2)(i) and k(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds.



HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Member
of Seminario Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Seminario Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Seminario Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) and (k)(2)(ii) (exemption provisions) and (2) Seminario Securities, LLC stated that Seminario Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Seminario Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Seminario Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HLB Gravier, LLP

HLB Gravier, LLP
Coral Gables, Florida
March 6, 2026

4000 Ponce de Leon Blvd., Suite 610, Coral Gables, FL 33146 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com
HLB Gravier, LLP is a member of HLB International. A world-wide organization of accounting firms and business advisers.

Seminario Securities, LLC's
Exemption Report For The Year Ended December 31, 2025

Seminario Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2) (i) and (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the most recent fiscal year from January 1, 2025 to December 31, 2025 without exception.

_____
Seminario Securities, LLC

I, __Marlo Dieguez____ affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO

March 6, 2026